

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03006621

NO ACT
P.E 12-20-02
1-8974

January 30, 2003

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act 1934
Section
Rule 14A-8
Public
Availability 1-30-2003

Re: Honeywell International Inc.
Incoming letter dated December 20, 2002

Dear Mr. Larkins:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Honeywell by Bartlett Naylor. We also have received a letter on the proponent's behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 20, 2002

VIA UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Bartlett Naylor / John Chevedden Proxy

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Bartlett Naylor (the "Proponent"), for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal." The Proponent has named John Chevedden to act as his proxy with respect to the Proposal ("Mr. Chevedden").

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2003 proxy materials. We are sending a copy of this letter to Mr. Naylor and Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

> Resolution: "Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Reasons for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reasons:

(i) The Proposal violates Rules 14a-8(b) and 14a-8(f) because the Proponent failed to prove his eligibility to submit the Proposal within 14 days after being notified by the Company of the Proposal's procedural deficiencies. Therefore, the Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f) under the Exchange Act; and

(ii) The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth various other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

I. The Proponent Has Failed to Satisfy the Eligibility Requirements for Submitting a Shareowner Proposal.

Rule 14a-8(b)(1) states that, in order for a shareowner to be eligible to submit a shareowner proposal, the shareowner, among other things, "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." Pursuant to Rule 14a-8(b)(2), the proponent must prove his or her eligibility by either: (i) "submit[ting] to the company a written statement from the 'record' holder of [the proponent's] securities . . . verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year"; or (ii) submitting to the company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, "or amendments to those documents or updated forms, reflecting [the proponent's] ownership of the shares as of or before the date on which the one-year eligibility period begins."

The Proponent has failed to establish his eligibility to submit the Proposal. The Proponent submitted the Proposal to the Company via facsimile transmission on November 4, 2002. Although the Proponent stated in a letter to the Company, which was submitted concurrently with his Proposal, that "Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting," that letter failed to: (i) provide proof of record ownership; (ii) verify that the Proponent had continuously owned the requisite amount of the Company's shares for one year prior to the date that the Proposal was submitted; and (iii) provide a written statement that he will hold the requisite amount of the Company's shares through the date of the 2003 Annual Meeting of Shareowners.

Thus, pursuant to Rule 14a-8(f)(1), on November 18, 2002, the Company notified the Proponent that he had failed to satisfy the eligibility requirements of Rule 14a-8 (the "Notification Letter"). A copy of the Notification Letter is enclosed herewith as Exhibit A. In the Notification Letter, the Company specifically outlined for the Proponent the Rule 14a-8(b) procedural deficiencies that he had to correct in order for him to be eligible to submit a shareowner proposal, and advised the Proponent of the 14-day deadline for correcting the Proposal's procedural deficiencies, as required by Rule 14a-8(f).

The Proponent responded to the Notification Letter via e-mail on November 19, 2002, stating that, "I intend to hold the requisite shares through the date of the 2003 annual meeting [of] shareholders. Please confirm receipt of this written statement" (the "Proponent's Response"). The Proponent's Response is enclosed herewith as Exhibit B. The Company also received a letter from Charles Schwab, dated November 20, 2002, stating that the Proponent held the requisite amount of Honeywell shares required to submit a shareowner proposal, and that the Proponent had held such shares "continuously for the past 12 months" (the "Schwab Letter"). The Schwab Letter is enclosed herewith as Exhibit C. By e-mail on November 21, 2002, pursuant to the Proponent's request, the Company confirmed receipt of the Proponent's Response.

Both the Proponent's Response and the Schwab Letter failed to resolve all of the Proponent's procedural deficiencies. Although the Proponent provided, or caused to be provided, proof of requisite ownership and a written statement that he will hold the requisite amount of the Company's shares through the date of the 2003 Annual Meeting of Shareowners, he did not, as required by Rule 14a-8(b)(2), provide or cause to be provided "a written statement from the 'record' holder of [the Proponent's] securities . . . verifying that, <u>at the time [the Proponent] submitted [his] proposal</u>, [he] continuously held the securities for at least <u>one year</u>" (emphasis added).

The Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), Part C., Question 1.c.(3), sets forth a Q&A that addresses an analogous situation to the one presented by the instant Proposal:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities <u>for a period of one year as of the time the shareholder submits the proposal</u>. (Emphasis added.)

Neither the Proponent's Response nor the Schwab Letter provided sufficient verification that the Proponent had held the requisite amount of Honeywell stock "for a period of one year as of the time the shareholder submits the proposal." The Proponent's Response, although it remedied the need for a written statement that the Proponent would hold the requisite amount of Honeywell shares through the date of the 2003 Annual Meeting of Shareowners, did not address the issue of continuous ownership for one year prior to November 4, 2002, the date of submission of the Proposal. The Schwab Letter, although it remedied the lack of documentation supporting the Proponent's statement of record ownership, verified only that the Proponent had held the requisite amount of Honeywell stock "continuously for the past twelve months" from the November 20, 2002 date of the Schwab Letter.

Thus, there is a procedural deficiency under Rule 14a-8(b) that remains unresolved and uncorrected by both the Proponent's Response and the Schwab Letter. Since only the Schwab Letter attempted to address the issue of continuous ownership for one year prior to submission of the Proposal, and since no portion of the Schwab Letter purported to speak as of any date other than the date of the Schwab Letter itself -- November 20, 2002 -- the Schwab Letter can only be interpreted to speak as of that date. Although the Notification Letter was explicit in asking the Proponent to have the record holder of the Proponent's shares "verify that you have continuously owned the requisite shares for at least one year prior to November 4, 2002" (emphasis added) -- the date that the Proposal was submitted to Honeywell -- the Schwab Letter serves to verify only that the Proponent had held the requisite amount of shares for twelve months before November 20, 2002. The Schwab Letter thus fails to provide sufficient proof of the requisite ownership, as it does not account for the sixteen-day period between November 4 and November 20, 2001.

Therefore, although the Company received the Proponent's Response and the Schwab Letter within the 14-day time frame required by Rule 14a-8(f), neither successfully remedied the procedural deficiency regarding proof of the requisite ownership of Honeywell stock "for at least one year prior to November 4, 2002."

Where a proponent and/or a proponent's record holder responds to a company's notification letter, as is the case with the instant Proponent, but does not remedy the Rule 14a-8(b) procedural deficiency, the Staff has consistently allowed the proposal to be omitted without any further action by the company. In situations similar to that presented by the instant Proposal, companies have not been required to continue to implore the proponent to remedy the procedural deficiency. See, e.g., Sierra Health Services, Inc. (April 3, 2002) (permitting omission of a shareowner proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); AT&T Corp. (March 6, 2001) (permitting omission of a shareowner proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply, within 14 days of receiving [the company's] request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); and SBC Communications Inc. (December 14, 1999) (permitting omission of a shareowner proposal submitted by the instant Proponent, regardless of the fact that the Proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b)").

We note that SBC Communications allowed exclusion of a shareowner proposal by the instant Proponent, who is an experienced proponent of shareowner proposals and who has been previously instructed by the Staff as to what is necessary to comply with the procedural aspects of Rule 14a-8. See also Aetna Inc. (January 31, 2001) (permitting omission of a shareowner proposal submitted by the instant Proponent because he "appears not to have responded to Aetna's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); and The Washington Post Company (November 28, 2000) (permitting omission of a shareowner proposal submitted by the instant Proponent because he did not own the requisite amount of the company's securities "entitled to be voted on the proposal").

Thus, despite being notified of procedural deficiencies under Rule 14a-8(b) by the Company within the 14-day period required by Rule 14a-8(f)(1), the Proponent has nevertheless failed to remedy all such procedural deficiencies. Because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to remedy such procedural deficiencies has expired, the Proposal may be excluded under Rules 14a-8(b) and 14a-8(f).

II. The Proposal Is False and Misleading.

A shareowner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A shareowner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation . . . without factual foundation."

The following are examples of statements and assertions in the Proposal that are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

- The Proposal states that "[t]his topic won an overall 60% of the yes-no vote at 50 companies in 2002." This statement is misleading for a number of reasons: First, it is unclear whether the Proposal takes into account all companies at which a poison pill proposal was voted on, or whether it only considers the companies at which such a proposal received a majority of the votes cast. If the latter, it remains unclear whether the Proposal further limits its subset of companies to take into account only those companies at which a poison pill proposal passed according to the respective company's vote requirements, or whether the Proposal includes only those instances where the poison pill proposal received the highest votes. The Proposal is thus inherently false and misleading because we are unable to determine what companies were considered in making this statement.

  It is also unclear from the Proposal what is meant by the phrase "overall 60% of the yes-no vote." In addition to failing to identify the companies that were considered, the Proposal makes no effort to explain how proposals on "[t]his topic" achieved an "overall 60% of the yes-no vote" at such companies (emphasis added). The Proposal does not explain the use of the term "overall," nor does it identify how that term differs from the "average" -- whether it be a mean, median, or mode -- vote on this topic. Thus, the Proposal's statement is again false and misleading.

With respect to the statement at issue, the Staff has consistently permitted companies to omit similar statements made in other proposals with respect to which the Proponent's proxy, Mr. Chevedden, has been the proponent or for which Mr. Chevedden has served as proxy for another shareowner, unless Mr. Chevedden revised them in the manner specified by the Staff. See, e.g., Minnesota Mining and Manufacturing Company (March 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (March 11, 2002) (same); The Boeing Company (March 2, 2002) (permitting omission of the statement "[t]his topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); PG&E Corporation (March 1, 2002) (permitting omission of the statement "[t]his proposal topic won 57% shareholder approval at 24 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); and Sears, Roebuck and Co. (February 26, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote, from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced).

Mr. Chevedden has previously been directed by the Staff to identify "companies" and provide a "citation to a specific source" with respect to company samplings. Yet, in the instant Proposal, Mr. Chevedden is once again involved with a proposal that makes the same type of assertion that the Staff has previously found to be false and misleading.

- The Proposal's inclusion of the URL "www.cii.org" is also false and misleading under Rules 14a-8(i)(3) and 14a-9. The Staff has noted that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). References to website addresses often can be misleading, given that a website (particularly a third-party website, such as the one cited in the Proposal) cannot be regulated for content and is always subject to change without notice. Further, entering the URL cited above brings up the "Welcome" page of a website about the Council of Institutional Investors (the "Council"). While the Council maintains other pages (some of which may be accessed through the Council's "Welcome" page) that may contain information that is potentially relevant to the Proposal, the "Welcome" page does not.

Indeed, there are several recent no-action letters that have required Mr. Chevedden to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the instant Proposal. See, e.g., AMR Corporation (April 3, 2002) (noting that the website address "www.cii.org" may be omitted unless Mr. Chevedden provided a citation to a specific source); Raytheon Company (March 12, 2002) (same); The Boeing Company (March 2, 2002) (requiring Mr. Chevedden to delete the website address "www.cii.org" in its entirety); and Weyerhaeuser Company (February 6, 2002) (same). Once again, Mr. Chevedden is involved with a proposal that includes language that the Staff has repeatedly asked him to delete or revise. Accordingly, the website address in the Proposal may be omitted under Rule 14a-8(i)(3).

- The Proposal is false and misleading and impugns the character and integrity of the members of the Company's Board of Directors and management without factual foundation in numerous ways under the inflammatory heading "Challenges Faced by our Company," asserting without factual support that "[s]hareholders believe that the challenges faced by our company in the past year demonstrate a need for[ ] [s]hareholders to have an input on any poison pill considered by our company"; that "our management [should] not be sheltered in their jobs by preventing a shareholder vote on a poison pill"; that "[a] pill could prevent the emergence of a more capable management team"; that "[s]hareholders question the reason our management needs to be sheltered from a shareholder vote regarding a poison pill"; and that "[o]ur management is already sheltered" by various provisions (or lack thereof) in the Company's By-laws and Certificate of Incorporation.

To begin, the Proposal offers no explanation as to exactly what "challenges" Honeywell has faced that "demonstrate a need" for shareowners to "have an input" on the consideration of a poison pill, nor does it provide any factual support or citation for the assertion that "a pill could prevent the emergence of a more capable management team." In addition, the Proposal provides no factual support or citation for its assertions that it is somehow improper for the Company to adopt and implement, and that "management is already sheltered" by the adoption and implementation of: (i) 80%-shareowner vote requirements for certain specified actions; (ii) a staggered Board of Directors; and (iii) a prohibition on shareowner action by written consent. The recitation of these provisions in the Proposal serves only to impugn the character and integrity of the members of the Board and management without factual foundation.

Furthermore, the Proposal also states that "cumulative voting rights were eliminated by our company." Not only does this statement impugn the character and integrity of the members of the Board of Directors and management without factual foundation, it is also entirely untrue. Honeywell has never implemented cumulative voting rights, and it is therefore false and misleading for the Proposal to state that such rights were "eliminated by our company."

In addition, under the inflammatory heading "Flaws in our Management's Response to this Topic," the Proposal asserts without factual support that "[a] substantial part of our management's stand on this topic is based on a study by a management-oriented firm -- ignoring favorable studies by shareholder-oriented firms"; that "[o]ur management's stand uses subjective words such as 'believes' for key conclusions"; and that "there is no evidence that our management assimilated -- or even located -- any of the numerous reports that support this shareholder proposal topic."

Although it does not so state, the Proposal appears to be challenging the Board of Directors' statement in opposition in the Company's 2002 Proxy Statement with respect to the Proponent's 2002 poison pill proposal. The Proposal provides no factual support for its accusations, nor does it offer any evidence whatsoever that the Board has not acted in the best interests of the Company and all of its shareowners when considering all past shareowner proposal topics (including those presented by the Proponent) and the votes of the shareowners on such proposals received by the Company. Further, by making such statements, the Proposal wrongly insinuates that the Board and management have not properly analyzed the relevant issues, just because the Board and management disagree with the Proponent on the merits of submitting the decision to "adopt or extend" a poison pill to a shareowner vote.

Furthermore, the Company's use of words such as "believes" is the appropriate way for the Board of Directors and management to couch their statements. The Proposal's characterization, on the other hand, implies -- without factual support -- that the Board and management somehow have failed in their fiduciary duties to act in the best interests of the Company and all of its shareowners.

The Proposal sets forth no factual basis for making any of the aforementioned statements, and the inclusion of these statements is therefore inflammatory and impugns the character and integrity of the members of the Board of Directors and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9. See, e.g., Honeywell International Inc. (October 26, 2001) (requiring deletion of a statement asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement asserting that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

- We note that the following statements and assertions in the Proposal are also false and misleading, thereby violating Rules 14a-8(i)(3) and 14a-9:

  (i) "A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value";

(ii) "Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price"; and

(iii) "In recent years, various companies have redeemed their pill or sought shareholder input on their pill."

The Proposal sets forth no factual support or citation for any of the above statements. What companies were reviewed during the "Harvard Business School study"? What constitutes "good corporate governance"? What does it mean to be "positively related" to company value? Do "certain governance experts" support the Harvard study, as the Proposal appears to imply? Which "governance experts" are being referenced? The Proposal offers no guidance with respect to these issues.

We note that the Staff has previously directed Mr. Chevedden to provide factual support for a similar Harvard study reference for which he had provided even more factual detail. See, e.g., General Motors Corporation (April 3, 2002) (requiring Mr. Chevedden to "provide factual support in the form of a citation to a specific study, page number(s) and publication date" for the statement "[a] study by Professor John Pound of Harvard's Corporate Research Project found higher corporate performance when there was no poison pill").

In addition, the Company finds it entirely irrelevant to the instant Proposal whether any company has ever redeemed their pill, since Honeywell does not now have, nor is it planning to adopt, a poison pill. The Staff has previously directed Mr. Chevedden to delete or provide factual support for such a statement. See, e.g., Exxon Mobil Corporation (March 26, 2002) (requiring Mr. Chevedden to delete the statement "[i]n recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force"); The Boeing Company (March 2, 2002) (requiring Mr. Chevedden to "provide factual support in the form of a citation to a specific study and publication date" for the statement "[i]n recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills"); and Weyerhaeuser Company (February 6, 2002) (requiring Mr. Chevedden to "provide factual support in the form of a citation to a specific study and publication date" for the statement "[i]n recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force").

- Lastly, the Proposal also makes three statements that refer to what "shareholders" in general "believe" or "question." Since it is the Proponent alone who is presenting the Proposal, not the shareowners, any statements that cannot be properly attributed to others should be set forth solely as his belief.

Despite his familiarity with the requirements of Rule 14a-8, there are numerous recent no-action requests submitted by various companies where the Staff directed Mr. Chevedden, the proxy for the instant Proposal, to delete various statements and assertions regarding a variety of subjects as false and misleading, or revise them to provide additional factual support or citations or otherwise conform them to the Staff's specifications. See, e.g., Maytag Corporation (March 14, 2002) (requiring that various statements in a poison pill proposal either be deleted in their entirety, or omitted unless Mr. Chevedden provided factual support for the statements); Raytheon Company (March 12, 2002) (requiring that various statements in a director independence proposal either be deleted in their entirety or that Mr. Chevedden provide factual support); Southwest Airlines Co. (March 13, 2001) (providing that various statements in an annual election of directors proposal may be omitted unless Mr. Chevedden provided "factual support in the form of a citation to a specific source"); and The Boeing Company (March 6, 2000) (requiring that certain statements in a cumulative voting proposal be deleted, or that Mr. Chevedden provide factual support). In addition, Mr. Chevedden has also once again submitted or been involved with an annual election proposal and a cumulative voting proposal to Honeywell this year, with some of these same types of deficiencies. The Company requested no-action relief from the Staff on December 11, 2002 with respect to the annual election proposal, and on December 18, 2002 with respect to the cumulative voting proposal.

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). This relief is especially warranted where, as here, Mr. Chevedden, who is experienced in submitting shareowner proposals under Rule 14a-8, is involved with the Proposal. We believe that the Staff should not further tolerate his continuing non-compliance. See Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2 (remarks of Marty Dunn, Deputy Director, Division of Corporation Finance) (copy enclosed).

Alternatively, if the Staff does not agree that the Proposal should be excluded in its entirety, or that the statements specified above should be deleted, we believe that the aforementioned statements should be recast as the Proponent's personal opinion. See, e.g., Minnesota Corn Processors, LLC (April 4, 2002) (noting that various statements in the proposal may be omitted unless the proponent recast them as the proponent's opinion); Marriott International, Inc. (March 14, 2002) (same); The Home Depot, Inc. (April 4, 2000) (same).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before February 14, 2003, so that the Company can meet its printing and mailing schedule for the 2003 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Bartlett Naylor (w/ encls.)
John Chevedden (w/ encls.)
Peter M. Kreindler, Esquire (w/ encls.)
George G. Yearsich, Esquire (w/ encls.)

55 N. Buchanan Street
ilngton, VA 22205

r. David Cote
hairman
oneywell International (HON)
01 Columbia Road, P.O. Box 4000
lorristown, NJ 07962
'hone: (973) 455-2000
'ax: (973) 455-2096

)ear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



BARTLETT NAYLOR

4 – Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60% of the yes-no vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This proposal topic won more than 60% of our yes-no votes at our 2002 shareholder meeting. This was the second consecutive year for our majority yes vote on this topic.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an input on any poison pill considered by our company.
2) And that our management not be sheltered in their jobs by preventing a shareholder vote on a poison pill. A pill could prevent the emergence of a more capable management team.

Shareholders question the reason our management needs to be sheltered from a shareholder vote regarding a poison pill. Our management is already sheltered by the following items that limit shareholder input to our company:

1) Our company restricts shareholder right to act by written consent.
2) Meanwhile an 80%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally an 80%-shareholder vote is required to remove our directors – even with cause.
4) Meanwhile shareholders are required to wait 3-years to vote on individual directors.
5) Cumulative voting rights were eliminated by our company.

Flaws in our Management's Response to this Topic

In our management's 2002 formal statement on this topic:

1) A substantial part of our management's stand on this topic is based on a study by a management-oriented firm – ignoring favorable studies by shareholder-oriented firms.
2) Our management's stand uses subjective words such as "believes" for key conclusions.
3) There is no evidence that our management assimilated – or even located – any of the numerous reports that support this shareholder proposal topic.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed their pill or sought shareholder input on their pill. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60% of the yes-no vote at 50 companies in 2002
Yes on 4

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

Honeywell

Exhibit A

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

November 18, 2002

BY FAX AND UPS

Mr. Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Dear Mr. Naylor:

This will confirm receipt by fax of your letter dated November 4, 2002 submitting a proposal relating to shareholder approval of shareholder rights plans for inclusion in Honeywell's proxy statement for its 2003 Annual Meeting of Shareowners.

Your proposal does not indicate how many shares of Honeywell stock you currently hold. Therefore, we are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to November 4, 2002. In addition, pursuant to SEC Rule 14a-8(b)(2), please provide us with a written statement that you will hold the requisite shares through the date of the 2003 Annual Meeting of Shareowners.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Sincerely,



cc: John Chevedden

Peter M. Kreindler
Senior Vice President and General Counsel

#160371

Mardrus, Linda M.

Exhibit B

From: Larkins, Tom
Sent: Tuesday, November 19, 2002 10:25 AM
To: Mardrus, Linda M.
Subject: FW: statement

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Tuesday, November 19, 2002 9:43 AM
To: Tom.larkins@honeywell.com
Subject: statement

I intend to hold the requisite shares through the date of the 2003 annual
meeting shareholders. Please confirm receipt of this written statement.
--Bartlett Naylor

Exhibit C

Charles Schwab

Chairman's Division
RCS Service Recovery

101 Montgomery Street
San Francisco, California 94104

(415) 627-7000

November 20, 2002

Honeywell
Attn:Thomas Larkins
101 Columbia Rd.
Morristown NJ 07962-2245

RE: Bartlett Naylor, AR 6601-0325

Dear Mr. Larkins:

As requested by our customer, Bartlett Naylor, this letter is to verify that Mr. Naylor is the beneficial holder of 187 shares of Honeywell International and has held at least $2,000.00 worth of shares of Honeywell International continuously for the past twelve months. Charles Schwab & Co., Inc. is the holder of record for these shares.

If you have any questions, please contact the customer's branch at 703-294-4362.

Sincerely,



Kimberly McCauley
Senior Communications Specialist
Charles Schwab & Co., Inc.

R.R. Donnelley Financial's RealCorporateLawyer.com presents

"Shareholder Proposals: What to Expect in the 2003 Proxy Season"

Teleconference - Tuesday, November 12, 2002

Panel:

- Marty Dunn, Deputy Director, Securities & Exchange Commission
- Nell Minow, Editor, The Corporate Library
- John Wilcox, Vice Chairman, Georgeson Shareholder
- Beth Young, Corporate Governance Consultant

Table of Contents

Shareholder Proposals: What to Expect in the 2003 Proxy Season

BROC ROMANEK, Editor-in-Chief, RealCorporateLawyer.com: Let me introduce the panel.

First, Marty Dunn is Deputy Director of the SEC's Division of Corporation Finance. We have Nell Minow, Editor of The Corporate Library, John Wilcox, Vice Chair of Georgeson Shareholder and Beth Young, a well know corporate governance consultant.

Without any delay, let's go ahead and let Marty kick it off.

SEC Staff's Perspective of Upcoming Season

MARTY DUNN, Deputy Director, SEC's Division of Corporation Finance: The disclaimer I have to give is whenever I speak is that I'm speaking for myself and I do not express the views of the Commission or any other member of the staff.

First, I'm going to review the numbers as to what happened last year. Then, I'm going to talk about how we're staffing this year's shareholder proposal task force and the substance of what we saw last year. Then, I'm going to talk about what we anticipate seeing this year and then I'll turn it over.

First, last year didn't disappoint us, as every year we tend to get more proposals to consider. Last year, we handled 469 requests as compared to about 440 the year before. The numbers keep going up. One number that went up is one that we don't want to go up - it took us an average of 48 days to process a request versus 38 days the year before. At the end, I'll mention some reasons why I think it took us longer.

A rough estimate of how the 469 letters broke down is that we permitted the exclusion of 85 proposals on procedural grounds. We permitted the exclusion of 136 on substantive grounds and we required revisions on 118 proposals. 58 folks withdrew and we required the inclusions of about 70 proposals without revisions.

So, if you exclude the withdrawals, about 190 wound up going in and about 220 wound being excluded. So that's kind of an interesting number to me. I think in years past, if you look at our letters that went out, a higher percentage were excluded as compared to the past year. I don't know what caused that trend.

As far as our review structure, we have a team of lawyers - last year it was 15 people, this year it will be 16 - and put them on this full-time for about three and a half months, which is a major undertaking on our part, as you can imagine. Last year, Keir Gumbs headed up the team. Keir did a great job, so much so that we've decided to let him go on to do bigger and better things. Grace Lee is going to take over the reins this year. Grace has worked on the task force for two years and she is going to do incredibly well this year, I have no doubt.

A big change from years past is that we've always had a structure where most of the task force conduct lower level exams and then we had two or three reviewers as they came up. This year, we're going to try to have 11 lower level examiners and five reviewers. The hope there is that the five reviewers can turn things around faster and we can cut down on our turnaround time.

I think it's very important that we be able to answer letters quickly - but not so quickly that proponents aren't able to respond if they want - so that our answers are based purely on what is the "right" answer. Ideally, we then would not be under a time crunch when it's getting to be printing time and everybody is yelling and screaming. I think we need to base our responses purely on substance and, hopefully, this is a way that we can accomplish that.

Speaking of substance, last year the four biggest categories of proposals we received were poison pill plans (45); independent directors (25); auditor independence (18); and board's role in long term strategic planning (16). We also received 11 I.L.O.-related proposals last year. I think the I.L.O. number is actually down from the year before. But the others, I would imagine will grow.

Kind of as a segue to what I see happening next year, we also got eight no action proposals pertaining to requests that the company expense stock options in their income statement, either stock options just to executives or to all employees. To date, we've permitted the exclusion of these proposals under (i)(7). One of these letters, to National Semiconductor, has been appealed to the Commission.

The Commission is considering this appeal. While this appeal has been pending, we've had one request that came to us from Mercury Computing. We advised them that we were not in a position to take a view as to their position regarding whether or not to include the proposal until the Commission responds to the appeal. And that's what we'll keep doing until the Commission reaches a determination. The Commission determination on that may have a large outcome as to what kind of proposals we see next year. If the Commission says that they don't agree that they can be excluded, you're going to see a lot of companies that will either include these proposals or try to find other arguments other than (i)(7). So, I think that will have a big impact on next years' season.

As for the rest of what I see for next year, the first thing is everything is going to be about corporate governance. Between Sarbanes-Oxley, the new listing standards regarding independent directors, executive compensation plans and other governance issues - as well as the level of corporate failures - these dominate the news and that is likely to rule the agenda next year.

One quick aside is that the comment period for the listing standard regarding equity compensation shareholder approval I believe has run out or will soon. I think the exchanges have every intention of acting on that in the next three four weeks and getting that done. So that will be in place by next year.

The remainder of the listing standards related to definitions of independence, board structure, board activity and I think these proposals will be out soon for comment. Probably around the time we're adopting the equity compensation/shareholder approval listing standard.

These proposals will fit with these corporate governance shareholder proposals and I think we're going to have a very difficult time this year like we had before - figuring out ordinary business in the area of corporate governance is quite difficult and it has not gotten any easier with this topic becoming more of a national pastime. It's a great challenge for us.

As for procedural matters, it was a lot easier last year. We still have the same number of proposals that were excluded on procedural grounds, but I think we answered them more quickly and I really think a lot of that goes back to Staff Legal Bulletin No. 14. There are more firm standards now as to how to count, how to add, where to look, what to do. I think its immensely helpful. And I said it last year, if you're helping a proponent write a proposal or if you're helping a company make an argument regarding exclusion of a proposal, if you don't look at Staff Legal Bulletin No. 14, you're not behaving responsibly. It's got to be the starting point and I really encourage everybody to look at that.

Another matter to consider for this year are the (i)(3) arguments that proposals or the supporting statements are vague or untrue or misleading. We spent way too much time last year on (i)(3)s. As I said, 70 proposals had arguments where they didn't have to do revisions and we had about 120 where we made them include revisions.

We spent a lot of time on these and I think the blame for that can be shared by everybody. I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion - and every time we have to reinvent the wheel. I think that takes too much time.

Related to taking too much time are companies that take issue with sentence after sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it.

Finally, there is some blame for us. I really think last year we didn't start the year being as consistent as we could have been. I didn't think we are aggressive enough. We had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal - rather than requiring revisions at each sentence - we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time.

Beyond (i)(3), I don't know why, maybe we encouraged it with the Staff Legal Bulletin or something, but we saw companies throw in every argument they could possibly think of - even if they weren't well-founded. I think what you find is that when we find one argument that clearly fits so that a proposal can be excluded, we rely on that basis and don't consider the rest. But if we don't agree with the company, we have to analyze each of the arguments made. That takes a great deal of time.

So if there's any way I can encourage companies and their counsel to stick to the better-founded arguments, please don't raise arguments that don't have a foundation. Don't say "sure the staff has never allowed an exclusion on this basis in this context but maybe they will now." If you have a good argument, make it. If you don't have a good argument, don't put everybody through the meat grinder.

ROMANEK: Marty, it's a great thing that the staff has finally gotten no action and interpretative letters up on the SEC's Web site, but do you think the shareholder proposal letters will be posted as I know you get such a high volume?

DUNN: To be perfectly blunt, I don't see it happening Broc. On a good week - good as far as cranking things out, bad as far as work being a living hell - we can process 40 in a week. And I just don't know how physically, we could get them up there.

And the other problem is we see a lot of proponent communications that are hand-written or typed without a word processor. We don't get them in Word and we'd have to scan them. You know maybe if technology gets better and things get easier I would love to put them up there, I'd love to make the access easier for everybody, but for right now I think we're in a spot where it just isn't logistically possible yet.

ROMANEK: I think it's great that you have the letters up there that you do. It's almost short of miraculous, knowing how difficult it is to do that.

DUNN: Thank you, Broc.

Popular Topics for Upcoming Season

ROMANEK: Why don't we go ahead and turn it over to Beth who will talk more about the upcoming issues for this proxy season.

BETH YOUNG: Thanks. I see two or three big trends and I'll talk about the one that I think will spawn the most proposals first, which is executive compensation. The number of these proposals have increased during the last few years, but this year for a variety of reasons, I think there will be more related issues and a larger number of companies targeted.

The first type of proposal, which isn't technically an executive compensation proposal, that I'll talk about is options expensing since Marty touched on this.

I think that given the submissions are well underway, most proponents are not waiting to hear about the National Semiconductor appeal before they submit these proposals. So those of you are on this call who are in-house counsel or outside counsel should be starting to gear up for requesting no-action relief on these type of proposals. From what I'm hearing, these proposals may number over a hundred as there are groups of proponents who are doing large numbers of them. Other proponents are doing smaller numbers, but it probably is the most popular issue that I'm being consulted about this year.

These proponents are targeting companies with high levels of dilution that have sort of high levels of mega-grants, where not expensing can be said to have more of an effect on the financial statements. There's also peer pressure from the large number of prestigious companies that are voluntarily expensing. I think these proponents have also gotten a boost from the large number of members in the investment community who are supporters of expensing as well as the recent Conference Board Commission report that recommended expensing fixed stock options.

The second category - in some cases being submitted hand in hand with options expensing - is performance-based stock options. In the past, these proposals have done pretty well (with shareholder votes up into the high 30s and low 40s percentage-wise) and companies have always used the argument that because indexed options and other variable options qualify for variable accounting treatment, they require a charge against income. Companies do not want to use these kinds of options because it places them at a disadvantage to companies that don't in terms of earnings.

Given the momentum behind expensing fixed stock options, I think there is a resurgence of interest in performance-based stock options. Some proponents are combining these two types of proposals together; others are just to resurrecting this issue and sort of going at it with additional vigor. The idea here is that expensing fixed stock options levels the playing field for these performance-based options. A notion that is also supported by the recent Conference Board report.

The third category of compensation proposals - which would be a pretty new proposal - is holding periods and other mechanisms to focus on long-term ownership by executives. And these get a boost from two sources. One source are studies that have come out recently regarding the importance of outright stock ownership to corporate performance, as opposed to the holding of stock options.

As most of you know, when you look at beneficial ownership tables, the number of shares reported for executives includes certain stock options and so the levels of absolute stock ownership are generally much lower than the numbers that you see in those tables at first glance. There have been some academic studies, as well as studies by compensation consultants, that have found that only at companies where there are high levels of stock ownership is there a positive relationship with corporate performance.

The other source for a lot of these proposals is the huge level of media interest that has been generated by big selling - either before an accounting scandal as in the case of Enron, or before a business failure (for example, in the telecom industry, executives getting out and selling a huge amount of stock the day before companies announced they were headed for bankruptcy or were distressed).

Two other compensation matters and then I'll move on. Banning stock options altogether, I don't think there's going to be a ton of these, but some companies will be targeted where options are seen as abused. Paul Volcker gave a concurrence in the Conference Board report by stating that he believes that fixed options should be banned altogether.

Binding proposals. I think there is a resurgence of interest in binding proposals. These proposals are from Herb Denton and focus on separate chair/CEO through bylaw amendments. In addition, he focuses on binding proposals relating to access to the proxy. This shareholder access to the proxy for the purpose of nominating and voting director candidates on the company's proxy card is an issue that has been arisen before and now is coming back.

In the last year, there has been a lot more interest in this issue as a possible way to help fix what went wrong in the last few years by shareholders having more direct ability to elect directors. There has been an inconsistent attitude on part of the SEC staff about these proposals and more recently, the tendency has been toward exclusion. I think there's desire on the part of some proponents perhaps to challenge that through litigation. I know several proponents who are doing those proposals - some of which will be binding - which will then implicate state law issues and maybe take litigation in a different direction.

And the last category of proposals are board related and these are going to look pretty different this year. As Marty was saying in the beginning, there are a whole set of listing standards that will not be put out for comment until later this year - and since there may be movement on the part of companies before the meeting season on composition of key committees and overall board composition - my sense is that proponents are sitting back a little bit on these issues and not doing as many proposals on independent committees and independent board. They are waiting to see how companies respond to the new listing standards.

The one exception to that is board leadership proposals; initiatives seeking to separate chairs and CEO have gotten new life this year since the notion that independent board leadership is needed for optimal board functioning has really taken hold, has gotten more press attention and more prestigious folks have come out in favor of it. I have seen a lot more interest in doing those proposals this year.

ROMANEK: I have a question from the audience that ties into whether it's likely that there will be many more proposals than this year as compared to the past. How would the Divisions of Corporation Finance and Enforcement react if a company failed to include a proposal after getting a response from Corp Fin along the lines of the staff's response to Mercury noted before?

DUNN: As I mentioned, the Mercury situation is pending. If we have a situation so we say we can't take a view, then what we're telling the company and the proponent is that we haven't taken a view and they can figure it out from there. Generally, if we tell somebody that we think that they have to include it and then they don't include it, that's a pretty darn rare situation - and our first choice almost all the time is to fix it.

If we get involved after the fact and it didn't go in that company's proxy for that year despite all our efforts, if we really think everybody was trying to do the right thing, we'd still try to find a way to fix it. If we thought people were jerking us around, then we'd go to the next step and try to figure out what to do. I do think that if we tell a company that we don't concur in their view and they thumb their nose at us - and it's not a mistake and it's not a timing issue and it's about something we can resolve - it is not something we take very well. If we tell a company that we're not taking a view, then I think it's also inappropriate for us to say "we didn't take a view, but now we think you're wrong" because you did what you decided to do based on absence of guidance from us.

Investor Mood and Governance Ratings

ROMANEK: Sounds good. Why don't we just go ahead and turn it over to Nell who's going to talk about sort of the temperature of investors as well as board readying services and a few other things.

NELL MINOW, Editor of TheCorporateLibrary.com: Thank you. We keep hearing about the crisis of investor confidence, which strikes me as a very unfair way to describe a crisis of management credibility. Making it about investor confidence is blaming the victim." Investors feel that the burden of proof is very much on management to come back and show them why they should listen to anything they have to say.

A number of things that investors should have noticed would have warned them about what was going on in some of these companies. For starters at Adelphia, you had a board where five members of the nine-member board were members of the same family, which should have been a warning signal. At Global Crossing, as some of you will remember, we made a big fuss in January of 2000 over the employment contracts where the then-Chief Executive Officer got a 10 million dollar signing bonus plus two million options at 10 dollars a share below market - which we thought showed that the Chief Executive Officer knew that the stock was going down in value. We also pointed out the make and model of his Mercedes, his mother's first class airfare to come visit him, and some other perks that we thought showed that the board was not paying attention to what was going on. And of course, we were right about that and there's been a lot of interest this year in the kind of indicators that got us to caution people about Enron and Global Crossing execs in 2000 when they were doing very, very well.

So there is a lot of stuff that Uncle Sam has made companies tell investors over the years and investors have not paid enough attention to them. That includes things like board members who don't go to meetings and numerous related transactions. We just posted a report by Beth Young on our Web site about related transactions where we documented things like the Chief Operating Officer's brother who was hired by a vendor to negotiate their relationship with the company.

My personal favorite was the deal in which every member of the board profited from an acquisition, except the one independent member who was paid an extra 100,000 dollars to review it as an "independent" director. Those are the kinds of things that people are not going to let pass by anymore. I'm recommending that the related transactions section of the proxy statement should be blank. Just don't even bother with it. Remove the conflicted member or do business with someone else.

We are also releasing a product at the end of this month that's had a lot of interest regarding interlocking directors. We've got 20,000 directors in our database and this software will show basically the first, second and third degree lines of connections between all of them. It makes the common six degrees of Kevin Bacon game look like nothing, because you can connect from any one of these 20,000 directors to any other director in about two or three steps - and each and every one of them starts to look like a ball of rubber bands by the time you get to the third degree. You have not only their corporate connections, but also non-corporate foundations, charity boards, professional associtations and even the Augusta golf club memberships.

With respect to governance policies, we have 89 guidelines from the 10,000 companies in our database. As more companies develop them, they have been sending them to me to get my comments -- so I know a lot of other companies are coming. We will be publishing all of them and comparing them - and everybody who cheats off of someone else's paper and publishes whatever their lawyer sends them is going to look very bad. I can tell you that there's a very strong market demand for somebody to look at these imitators because those are the boards that do not do their homework.

At Tyco, Dennis Koslowski's employment contract - which was entered into just last year -had a provision that said that conviction of a felony is not grounds for termination. That's the kind of thing people are going to take very seriously going forward - but they don't necessarily have the resources or the expertise to do all that work themselves. So a number of governance rating systems have sprung up. Standard & Poor's and Moody's are also doing ratings. The only one I know a lot about is ours.

Ours is the only one that is not really based on structural matters. We don't give points for independent directors or annual election of directors or anything like that. We look at three things that we can tell us whether the board is doing its job or not. We look at Chief Executive Officer compensation, the transparency of financial accounting and the company's overall strategy, particularly focusing on acquisitions. If the board doesn't get all three of those right, they don't get a good grade from us. If they do get all those right, then they get a good rating, although we won't go with that if we think that that's a problem going forward.

ROMANEK: How will companies know if they have been rated? Is it transparent to the companies what kind of rating they get or is that only for subscribers to TheCorporateLibrary.com?

MINOW: Yes, although direct access to ratings is for our subscribers, we can tell a company what rating they get and we will print their rebuttal if they have one on our Web site. We will begin rating companies for the upcoming proxy season. By the way, our primary customers to date have been head hunters, consultants, plaintiff's law firms and d&o insurers.

ROMANEK: Do investors seem to be warming up to it?

MINOW: So far, the investors have all said we want to wait for the actual ratings. Right now, what we have available is all of the data so you could do your own drill-down in such a way that you can make your own calculations.

Management Initiatives and Solicitation Strategies

ROMANEK: John, why don't I turn it over to you and talk about the nuts and bolts of the 10 day rule and management initiatives.

JOHN WILCOX, Vice-Chair, Georgeson Shareholder: As Marty indicated earlier, it looks as if the NYSE's proposed listing requirements requiring shareholder approval for all equity compensation plans and eliminating the discretionary broker vote under Rule 452, which is known as the 10 day rule, will be approved soon. This is going to have a very big impact on companies because options plans have always been a major repeat item. Options are of critical importance to most companies, particularly younger companies that use options to incentivize employees. All equity compensation plans will now require shareholder approval and there are going to be some serious obstacles to obtaining shareholder approval.

One of the important factors that will come into play - even more strongly than in the past - is the importance of the overhang in the calculation of dilution. Under the New York Stock Exchange rules, in the past, the dilution calculation did not include overhang. The Exchange staff simply looked at whether the number of shares issueable under the plan being voted upon exceeded 5% of the currently outstanding shares. If it did not exceed 5%, discretionary broker voting was allowed. If it exceeded 5%, there would not be discretionary broker voting. That distinction will no longer apply, so that the technique used by companies in the past to design low-dilution plans that qualify for discretionary voting will no longer be useful.

The impact of these new rules will be strongest at companies with high retail ownership in street name. This is the group that is probably the most likely to use options most heavily. It includes IPOs and younger companies that are more cash strapped and want to use options to incentivize their employees.

Many companies have for years been implementing broad-based plans that did not need a shareholder vote. Now these companies will be seeking shareholder votes for the first time.

I should explain the 10-day rule because I think many people do not understand how it works. Also the term "broker non-vote" is used frequently, but it's not a term that I consider to be accurate. Even after the new listing standards are approved, the 10-day rule will still apply in other situations, but not for equity compensation plans.

Rule 452 essentially says that when shareholders are being asked by a company to vote on a matter in a proxy statement, brokers will be permitted to vote on that matter without any instructions from their customers so long as the matter does not have a substantive impact on the rights of shareholders. The rule applies to member firms - not to listed companies - and therefore its reach extends to Nasdaq companies in addition to NYSE companies.

As I said earlier, the term "broker non-vote" is one that's often used to describe the discretionary broker votes but I've never really understood what people mean by "non-votes." It may be a reference to the difference between the uninstructed quorum and the instructed vote. That has nothing to do with voting on shareholder proposals.

Let's talk about the strategies a company can use in a situation where they're going to be seeking shareholder approval of an equity compensation plan and they have a large overhang, or they are concerned about getting an adverse vote, or perhaps they had a squeaker last year and just got little bit over 50 percent even with the discretionary broker vote (which will not be available this year).

The starting point for the company and its advisors should be to conduct a very careful analysis of who owns shares in the company and to review the option plan carefully to see what features it includes, to analyze every provision with experts to see whether there are features that will attract negative votes.

Some plan features objectionable to shareholders may not be critical to the plan, such as repricing provisions, et cetera. If you have an expert who knows what triggers negative votes, you can do a lot to make the plan more acceptable and avoid those pitfalls.

Figuring out who your owners are, looking very carefully at your institutional shareholders and looking at their voting records is critical.

When all this information has been assembled, you can project a vote and estimate with a high degree of accuracy what the outcome will be.

The vote projection also functions as a blueprint for a proxy campaign. It tells you which accounts are critical and what scope of solicitation is needed. As permitted under the proxy rules, you may be able to conduct a pre-solicitation conversation with a small number of your largest holders in order to get a sense of whether they are likely to support your plan. You can also go through a budgeting process, because there may be some solicitation techniques that are more expensive and you need to decide whether you want to incur that expense.

With respect to the retail vote, there are ways to increase the response level. You should use the Internet. The traditional reminder mailings are probably not going to have a high level of impact - in part because of the creditability issues we've been discussing, but also because they've been used for so many years that people no longer read them. You need to do something more innovative and attention-grabbing.

A technique my firm has developed is called "TeleVote." It allows us to get into telephone contact with street-name customers, accept their voting instructions over the phone, and then forward them to ADP (which then processes them in the usual way). We send a vote confirmation to the shareholders whose instructions we've taken over the phone. This technique can substantially increase the voting response from the street-name accounts, who otherwise are very difficult to reach.

One of the most difficult elements is deciding how to deal with Institutional Shareholder Services. As we all know, ISS has its own proprietary "black box" to calculate the "share value transfer" resulting from options. If you get a negative recommendation from ISS, it can be difficult to determine whether they have done an accurate job in their data input and calculation. You may need to ask an expert to help you look at the ISS evaluation. For example, if you see that ISS and its share value transfer has given a very high value to an option, it may be that they have relied on an incorrect assumption that all the shares are going to be issued in the form of restricted stock. A meeting with ISS or subscribing to their advisory service can help eliminate this type of error.

The techniques I have outlined apply not only to executive compensation, but to all management initiatives that are controversial or require a high vote, and also to shareholders proposals where the objective is to increase the vote against a shareholder proposal opposed by management.

In the upcoming proxy season there's going to be a greater need than ever for companies to conduct high quality solicitation campaigns - and not to just assume that the votes are going to come in. I would argue that there is no longer any such thing as a "routine" annual meeting - a phrase that has been used for many, many years. It's a phrase that I think no longer has meaning in the new era that will be shaped by the Sarbane-Oxley Act, the new listing standards, Enron and other scandals, the bubble market collapse, and the new-found sensitivity to governance and shareholder rights.

ROMANEK: Thanks John. Why don't we go ahead and say good night. Thanks very much.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Honeywell International Inc. (HON)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Bart Naylor

Ladies and Gentlemen:

This letter addresses he another aggressive company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 2

The 60% overall pill proposal vote result is highlighted in the enclosed Investor Responsibility Research Center chart.
Hewitt-Packard Company (December 17, 2002) allowed similar text on this same proposal topic that included a "citation to a specific source." The company seems to be in agreement with a "citation to a specific source."

Line 7

The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

Line 8

Line 8 is supported by the Harvard report.

Line 15

The section "1,000 Pills" from Power and Accountability attached cites the sheltering effect of a poison pill for the Board: "[Pills] amount to major de facto shifts of voting rights away from shareholders to management ..."

The company apparently agrees that the following board-sheltering provisions apply to the company:

80% vote for shareholders to remove a director with cause
Each director answers to a shareholder vote only once in 3 years
Prohibition on shareholder action by written consent

It is clear that these rules shelter (or do not expose) the management and board to a more rigorous accountability to shareholders and their votes.

The enclosed Value Line report clearly shows that the company faces challenges.

The company (in error) claims that shareholder text that merely repeats key provisions of the company governing documents "impugn the character and integrity" of the board and management.

Line 16

The company provides no evidence that macro corporate governance policy challenges faced by the company are likely to be of concern to only one shareholder.

Line 30

The company statement on cumulative voting is incomplete and entirely without support. The current surviving company is a product of a number of acquisitions and the company does not even cite a date that its unsupported claim would apply to.

Line 33

The company relied on a Georgeson report. Since Georgeson receives major funding from corporate interests and little or no funding from shareholder advocacy interests, it would be prudent for shareholders to be aware of a potential conflict of interest in a Georgeson report and that the potential bias of Georgeson should not be suppressed.

Line 35

The 2002 company management position statement in response to this proposal topic used "believes" five-times.

The company claims, again without any support whatsoever, that it is appropriate for the Board to use the unsupported words of "believes" and "disagrees." The company does not address whether the board has more than one alternative other than a bald claim of belief. It would be more appropriate for the board to give a reason to support a key corporate governance position and link that reason closely to the board's positions. The company does not establish a basis to suppress shareholders from communicating that the board places significant weight on its personal beliefs or disagreements with shareholders in reaching a key governance position.

Line 36

The support for "there is no evidence that our management assimilate – or even located – any of the numerous reports that support this shareholder proposal topic" is the repeated company definitive proxy statements filed with the Securities and Exchange Commission which do not acknowledge, cite or rebut any specific reports that support this shareholder proposal topic.

Line 39

SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)

Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)

Boeing asked that the Council of Institutional Investors website be suppressed. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

Line 40

The company fails to address that the company has the ability to adopt a pill at almost any time.

In recent years companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA and McDermott International and Airborne Inc. Hewitt-Packard Company (December 17, 2002) addressed the inclusion of Columbia/HCA and McDermott International on this issue and did not direct a change.

Untimely Company Delivery of Ownership Verification Request

The company request for verification of ownership was untimely delivered to the shareholder party. Rule 14a-8 requires the company to give notice that it is not satisfied with verification of ownership within the 14-days from date of proposal submittal. The company failed to timely send the letter. The company letter was not delivered (using overnight delivery) to the undersigned, who was the sole designated contact according to the cover letter, until 15 days after the proposal was submitted.

The company acknowledges the November 4, 2002 submittal and does not supply evidence that it delivered a request for verification of stock ownership to the undersigned on November 18, 2002 or earlier.

The company's own argument in this case cites the importance of adhering to a 14-day rule specified by Rule 14a-8.

The proponent has held his shares continuously since February 3, 1998.

The company is a repeat filer of no action requests on established topics which are subsequently published and receive substantial shareholder votes.

The company position in a nutshell is that there is almost nothing that can be known with enough certainty about corporate governance or the company itself to be allowed in a shareholder proposal.

Some of the company myths or practices are:

The company is overly-sensitive to criticism.
The company position appears to be that any shareholder suggestion of improvement immediately impugns the board.
One trademark of the company no action requests is the repeated claim that the proponent text is "inflammatory."
Personal ad holmium attack gets results in the rule 14a-8 process
The shareholder must provide evidence for rule 14a-8 text , however the board can merely rely on belief in its management position.
The shareholder may not use an analogy, however the board can rely on a mere belief in its management position.
There is no such thing as a lack of evidence from the board.
Board positions on a key governance principle are best left to unsupported personal beliefs or disagreements with shareholders.
Shareholder statements cannot rely on common sense.
A company overbroad shotgun approach to omit shareholder text will get results after the loss of investor confidence in the post-Enron era.
Lessons from Enron will have no impact on the company's aggressive attempts to suppress established shareholder proposals from the proxy.
Minute clarification has precedent over key principles.
Rule 14a-8 is an opportunity to .weaken shareholder text by claiming a need for boring repetition of sources beyond normal editing practices which would also insult the readers' intelligence.
Good governance principles flip flop from company to company.
It is important to monitor the number of mouse clicks needed to access information.
Shareholders are assumed not capable of using command-find tools in navigating the internet.
Any shareholder suggestion of improvement automatically impugns the board.
Quick and repeated claims that shareholder text impugns the board will get results.

The company complaint on shareholder text has provided no information on a tabulation of the past number of individual company no action arguments that failed. The company appears to use an overbroad shotgun approach which includes trivia/minute definitions and puts a burden on all parties. However the company seeks to blame the shareholder entirely for the situation.

The Office of Chief Council is then put in the position of reviewing the company demand that the shareholder must prove every word – although the company does not even need to claim that there is any likelihood that shareholder text is incorrect.

The company seems to claim that the rule 14a-8 process is treating the company unfairly when it is the individual shareholder who must respond to the $ million dollar employee.

The company does not show that it has any appreciation of the challenge to the shareholder in submitting proposals – especially subject to a high-powered challenge lead by an employee who in 2001 earned $495,000 plus $310,000 plus $452,000 plus options for 200,000 shares.

The company does not explain how the company no action letter addresses this concern:
The Securities and Exchange Commission Chairman said, "Similarly, lawyers who represent corporations serve shareholders, not corporate management."

From *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,



John Chevedden

cc:
Bart Naylor

David Cote
Chairman



IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+ Vote as percentage of shares voted for and against, abstentions excluded

**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*

^Trend figures are calculated for categories with more than one proposal

HONEYWELL NYSE-HON

RECENT PRICE 23.50 | P/E RATIO 11.9 (Trailing: 11.5; Median: 16.0) | RELATIVE P/E RATIO 0.75 | DIV'D YLD 3.2% | VALUE LINE 1389



LEGENDS
12.5 x "Cash Flow" p sh
Relative Price Strength
2-for-1 split 3/94
2-for-1 split 9/97
Options: No
Shaded area indicates recession
2-for-1
2-for-1
D
Percent shares traded 9 6 3
70
50
30
20
15
8
5

TIMELINESS 4 Lowered 10/4/02

SAFETY 2 Lowered 11/3/00

TECHNICAL 3 Lowered 9/6/02

BETA 1.25 (1.00 = Market)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
High:	11.3	15.5	20.0	20.3	24.9	37.2	47.1	47.6	68.6	60.5	53.9	40.9
Low:	8.5	10.2	14.4	15.2	16.7	23.6	31.6	32.6	37.8	32.1	22.2	18.8

Target Price Range 2005 | 2006 | 2007

2005-07 PROJECTIONS

	Price	Gain	Ann'l Total Return
High	65	(+175%)	30%
Low	45	(+90%)	19%

Insider Decisions

	D	J	F	M	A	M	J	J	A
to Buy	0	0	0	0	0	0	0	0	0
Options	0	0	0	0	0	0	0	0	0
to Sell	0	0	1	0	0	0	0	0	0

Institutional Decisions

	4Q2001	1Q2002	2Q2002
to Buy	348	401	379
to Sell	332	299	318
Hld's(000)	590101	596613	598049

% TOT. RETURN 9/02

	THIS STOCK	VL ARITH. INDEX
1 yr.	-16.1	-8.9
3 yr.	-62.6	-8.1
5 yr.	-45.7	1.9

1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	© VALUE LINE PUB., INC.	05-07
16.91	18.53	20.12	20.59	22.91	21.41	21.22	20.83	22.63	25.37	24.70	25.92	27.09	29.85	31.00	29.02	*26.80*	*26.20*	Sales per sh	*31.95*
1.28	1.22	1.49	1.60	1.71	1.53	1.89	2.12	2.33	2.63	2.87	3.19	3.47	3.83	4.07	3.19	*2.85*	*2.70*	"Cash Flow" per sh	*4.55*
.75	.56	.78	.85	.84	.63	.96	1.16	1.34	1.55	1.81	2.02	2.32	2.68	2.83	2.05	*2.00*	*1.80*	Earnings per sh A	*3.40*
.45	.45	.45	.45	.45	.40	.25	.29	.32	.39	.45	.52	.60	.68	.75	.75	*.75*	*.75*	Div'ds Decl'd per sh B ■	*.97*
1.02	1.02	1.02	.93	1.25	1.21	1.22	1.26	1.13	1.32	1.33	1.28	1.22	1.24	1.06	1.07	*.70*	*.75*	Cap'l Spending per sh	*1.20*
5.26	5.22	5.52	5.88	6.27	5.40	3.97	4.21	5.27	6.35	7.39	7.86	9.49	10.81	12.02	11.25	*12.90*	*13.10*	Book Value per sh	*17.75*
697.41	599.80	591.84	580.01	538.75	552.60	567.53	567.67	566.26	565.54	565.63	558.30	558.47	795.13	807.29	814.97	*823.00*	*832.00*	Common Shs Outst'g C	*845.00*
14.9	18.6	10.7	10.4	9.8	13.5	14.1	14.8	13.4	13.6	16.6	19.3	17.8	21.0	16.2	19.1	Bold figures are		Avg Ann'l P/E Ratio	*16.0*
1.01	1.24	.89	.79	.73	.86	.88	.87	.88	.91	1.04	1.11	.93	1.20	1.05	.98	Value Line		Relative P/E Ratio	*1.05*
4.0%	4.3%	5.4%	5.1%	5.5%	4.7%	1.8%	1.7%	1.8%	1.9%	1.5%	1.3%	1.5%	1.2%	1.6%	1.9%	estimates		Avg Ann'l Div'd Yield	*1.8%*

CAPITAL STRUCTURE as of 6/30/02
Total Debt $5104 mill. Due 5 Yrs $2480 mill.
LT Debt $4707 mill. LT Interest $350 mill.
(Total interest coverage: 5.8x) (32% of Cap'l)

Leases, Uncapitalized Annual rentals $274.0 mill.
Pension Liability None

Pfd Stock None

Common Stock 819,289,794 shs. (68% of Cap'l)

MARKET CAP: $19.3 billion (Large Cap)

1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003		05-07
12042	11827	12817	14348	13971	14472	15128	23735	25023	23652	*22050*	*21800*	Sales ($mill)	*27000*
10.9%	12.6%	13.4%	13.4%	10.4%	14.0%	17.0%	17.5%	18.5%	15.5%	*15.0%*	*14.5%*	Operating Margin	*18.0%*
529.0	547.0	560.0	612.0	602.0	609.0	609.0	881.0	995.0	926.0	*680*	*725*	Depreciation ($mill)	*950*
541.0	656.0	759.0	875.0	1020.0	1170.0	1331.0	2165.0	2293.0	1672.0	*1650*	*1510*	Net Profit ($mill)	*2880*
19.9%	27.9%	31.7%	30.6%	34.3%	31.8%	31.5%	31.5%	29.5%	29.5%	*26.5%*	*27.5%*	Income Tax Rate	*27.0%*
4.5%	5.5%	5.9%	6.1%	7.3%	8.1%	8.8%	9.1%	9.2%	7.1%	*7.5%*	*6.9%*	Net Profit Margin	*10.7%*
1414.0	1078.0	1194.0	1086.0	2143.0	1137.0	408.0	2150.0	3447.0	3674.0	*4600*	*4400*	Working Cap'l ($mill)	*5800*
1777.0	1602.0	1424.0	1366.0	1317.0	1215.0	1476.0	2457.0	3941.0	4731.0	*4500*	*4400*	Long-Term Debt ($mill)	*4800*
2251.0	2390.0	2982.0	3592.0	4180.0	4386.0	5297.0	8599.0	9707.0	9170.0	*10600*	*10900*	Shr. Equity ($mill)	*15000*
15.9%	17.9%	18.5%	18.9%	19.6%	21.9%	20.7%	20.7%	18.0%	13.4%	*12.0%*	*11.0%*	Return on Total Cap'l	*15.5%*
24.0%	27.4%	25.5%	24.4%	24.4%	26.7%	25.1%	25.2%	23.6%	18.2%	*15.5%*	*14.0%*	Return on Shr. Equity	*19.0%*
17.7%	20.7%	19.4%	18.3%	18.1%	19.9%	18.7%	19.0%	17.5%	11.6%	*9.5%*	*8.0%*	Retained to Com Eq	*13.5%*
26%	25%	24%	25%	26%	25%	25%	24%	26%	36%	*38%*	*42%*	All Div'ds to Net Prof	*29%*

CURRENT POSITION ($MILL.)	2000	2001	6/30/02
Cash Assets	1196	1393	1976
Receivables	4623	3620	3594
Inventory (LIFO)	3734	3355	3215
Other	1108	1526	1462
Current Assets	10661	9894	10247
Accts Payable	2364	1862	1818
Debt Due	1682	539	397
Other	3168	3819	3768
Current Liab.	7214	6220	5983

ANNUAL RATES of change (per sh)	Past 10 Yrs.	Past 5 Yrs.	Est'd '99-'01 to '05-'07
Sales	3.5%	4.5%	*1.0%*
"Cash Flow"	8.5%	7.0%	*3.5%*
Earnings	12.5%	10.0%	*5.0%*
Dividends	5.5%	13.5%	*5.0%*
Book Value	7.0%	12.5%	*7.5%*

Cal-endar	QUARTERLY SALES ($ mill.) Mar.31	Jun.30	Sep.30	Dec.31	Full Year
1999	5582	5958	6036	6159	23735
2000	6044	6309	6218	6454	25023
2001	5944	6066	5789	5853	23652
2002	5199	5651	5569	*5631*	*22050*
2003	*5200*	*5300*	*5500*	*5800*	*21800*

Cal-endar	EARNINGS PER SHARE A Mar.31	Jun.30	Sep.30	Dec.31	Full Year
1999	.55	.67	.68	.78	2.68
2000	.63	.75	.76	.69	2.83
2001	.51	.55	.44	.55	2.05
2002	.45	.55	.50	*.50*	*2.00*
2003	*.42*	*.44*	*.46*	*.48*	*1.80*

Cal-endar	QUARTERLY DIVIDENDS PAID B ■ Mar.31	Jun.30	Sep.30	Dec.31	Full Year
1998	.15	.15	.15	.15	.60
1999	.17	.17	.17	.17	.68
2000	.188	.188	.188	.188	.75
2001	.188	.188	.188	.188	.75
2002	.188	.188	.188		

BUSINESS: Honeywell was formed by the December, 1999 merger of AlliedSignal Corp. and Honeywell. Company segments: Aerospace Solutions (41% of 2001 sales), propulsion engines, avionic control and safety instruments, and aftermarket services; Automation and Controls (30%), home and building control and safety systems, and facility and equipment management; Transportation and Power Sys. (15%), turbochargers, truck brakes and consumer products; Specialty Materials (14%), electr. materials, polymers, fluorines, plastics, films, and fibers. Also has interests in petroleum. About 110,000 employees. Chrmn, Pres., & CEO: Dave Cote. Inc.: DE. Addr.: 101 Columbia Rd. Morristown, NJ 07962. Tel.: 973-455-2000. Web: www.honeywell.com.

Honeywell's third-quarter revenues were weak. Year-over-year sales fell 4%, to $5.57 billion, due to softness in virtually all major segments. The one exception was Specialty Materials, which generated a 3% top-line boost, with volume increases more than offsetting pricing declines. The persistent economic malaise remains a problem for Honeywell, as customers are deferring their capital expenditures. Most notably, its commercial airline customers are struggling financially, and have sharply reduced their capacity and spending on noncritical maintenance and upgrades. Share net grew 14%, to $0.50, however, because of effective cost-saving measures, such as a 7% headcount reduction.

We have cut our 2003 share-earnings estimate by $0.85, to $1.80, due to myriad risks that the company faces in the coming months. A war with Iraq, which certainly can't be ruled out, would boost its Defense and Space businesses. But the further deceleration in economic activity that would undoubtedly ensue probably would more than offset this gain. In particular, a war would clearly depress airline revenues, while inflating oil prices (and operating costs). Indeed, any outbreak of hostilities would exacerbate the airline industry's financial woes, pushing several into bankruptcy and further eroding HON's Aerospace business. To counter these hazards, Honeywell is cutting costs wherever it can, including a planned layoff of another 3,000 to 5,000 employees. It also intends to step up migration to lower-cost countries and rein in discretionary spending. Although the coming quarters will probably bring share-net declines, HON's nearly $2 billion in cash will allow it to weather the storm better than most.

Honeywell has strong earnings prospects out to 2005–2007. Once the economy gets back on track, the company ought to experience significant revenue gains. Moreover, its increasingly lean expense base will allow it generate solid profits from the higher revenues that we expect.

The stock's Timeliness rank has fallen a notch to 4 (Below Average), because of poor share-price and earnings trends. Nonetheless, long-term investors might find the stock's strong recovery potential out to 2005–2007 attractive.

Joseph Espaillat *November 1, 2002*

(A) Primary egs. thru. '98, then diluted. Excl. net nonrecur. gains (losses): '86, 13¢; '87, 83¢; '89, 8¢; '91, ($2.25); '92, ($4.45); '97, 1¢; '99, (78¢); '00, (78¢); '01, ($2.18); Q1'02, (1¢); Q2'02, 1¢. Next egs. report due late Jan. (B) Next div'd meeting late Jan. Next ex date late Jan. Approx. dividend payment dates: early March, June, Sept., and Dec. ■ Div'd reinvestment plan available. (C) In mill., adjusted for stock splits. (D) AlliedSignal figures through '98; pro forma new Honeywell 1/99 and beyond.

Company's Financial Strength	A++
Stock's Price Stability	50
Price Growth Persistence	70
Earnings Predictability	75

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficialit might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

4 – Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60% of the yes-no vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This proposal topic won more than 60% of our yes-no votes at our 2002 shareholder meeting. This was the second consecutive year for our majority yes vote on this topic.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an input on any poison pill considered by our company.
2) And that our management not be sheltered in their jobs by preventing a shareholder vote on a poison pill. A pill could prevent the emergence of a more capable management team.

Shareholders question the reason our management needs to be sheltered from a shareholder vote regarding a poison pill. Our management is already sheltered by the following items that limit shareholder input to our company:

1) Our company restricts shareholder right to act by written consent.
2) Meanwhile an 80%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally an 80%-shareholder vote is required to remove our directors – even with cause.
4) Meanwhile shareholders are required to wait 3-years to vote on individual directors.
5) Cumulative voting rights were eliminated by our company.

Flaws in our Management's Response to this Topic

In our management's 2002 formal statement on this topic:

1) A substantial part of our management's stand on this topic is based on a study by a management-oriented firm – ignoring favorable studies by shareholder-oriented firms.
2) Our management's stand uses subjective words such as "believes" for key conclusions.
3) There is no evidence that our management assimilated – or even located – any of the numerous reports that support this shareholder proposal topic.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various

41 companies have redeemed their pill or sought shareholder input on their pill. Shareholders believe
42 that our company should follow suit and allow shareholders a vote on this key issue.

43 **Allow Shareholder Vote regarding Poison Pills**

44 **This topic won an overall 60% of the yes-no vote at 50 companies in 2002**

45 **Yes on 4**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 20, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

There appears to be a basis for your view that Honeywell may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Honeywell's request, documentary support sufficiently evidencing that it continuously held Honeywell's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Honeywell relies.

Sincerely,



Jeffrey Werbitt
Attorney-Advisor